UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2016

000-13248

(Commission File Number)

VBI VACCINES INC.

(Exact name of Registrant as specified in its charter)

222 Third Street, Suite 2241

Cambridge, Massachusetts 02142

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

On May 13, 2016, VBI Vaccines Inc., a corporation organized under the laws of British Columbia (the “Company”), filed on SEDAR at www.sedar.com its (i) unaudited Interim Consolidated Financial Statements for the three-month period ended March 31, 2016 (the “Q1 Financial Statements”), (ii) Management’s Discussion and Analysis for the three-month period ended March 31, 2016 (the “Q1 MD&A”), (iii) Chief Executive Officer Certification of Interim Filings, dated May 13, 2016 (the “CEO Certification”) and (iv) Chief Financial Officer Certification of Interim Filings, dated May 13, 2016 (the “CFO Certification”). Copies of the Q1 Financial Statements, Q1 MD&A, CEO Certification and CFO Certification are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and are incorporated herein by reference.

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Exhibit Index

Exhibit No.	Description

99.1	Unaudited Interim Consolidated Financial Statements for the three-month period ended March 31, 2016

99.2	Management’s Discussion and Analysis for the three-month period ended March 31, 2016

99.3	Chief Executive Officer Certification of Interim Filings, dated May 13, 2016

99.4	Chief Financial Officer Certification of Interim Filings, dated May 13, 2016

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VBI Vaccines Inc.

Date: May 13, 2016	By:	/s/ Jeff Baxter
Jeff Baxter
President and Chief Executive Officer

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